SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Commission File Number 333-101591
GERDAU AMERISTEEL CORPORATION
4221 W. Boy Scout Blvd., Suite 600
Tampa, Florida 33607
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit	Description

99.1
First Amendment, dated as of May 28, 2009, to the Amended and Restated Senior Export and Working Capital Facility Agreement, dated as of November 6, 2007, among Gerdau Ameristeel US Inc. and GNA Partners, GP, as Borrowers, Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors, the financial institutions party thereto from time to time and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent

99.2	Press release dated June 22, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 22, 2009

GERDAU AMERISTEEL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice-President, General Counsel and Corporate Secretary